UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 000-53087

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry Into A Material Definitive Agreement.

As of July 1, 2011, Super Number Limited (“Super Number”), an indirect wholly owned subsidiary of Asia Entertainment & Resources Ltd. (the “Company”) incorporated on April 11, 2011 under the laws of the British Virgin Islands, entered into a Profit Interest Agreement (the “Profit Interest Agreement”) with Sang Lung Gaming Promotion Company Limited (“Sang Lung”), a VIP gaming promoter, pursuant to which Super Number is entitled to 100% of the profit derived by Sang Lung from the promotion of the Iao Kun VIP Room at the Galaxy Macau Resort in Macau (the “Galaxy Resort”), effective July 1, 2011.

As of June 24, 2011, Sang Lung entered into a Gaming Promotion Contract (the “Promoter Agreement”) with Galaxy Casino Holdings Limited (“Galaxy”), the concessionaire currently authorized to operate the Galaxy Resort, pursuant to which Sang Lung will perform gaming promotion services at the Galaxy Resort and Galaxy will provide Sang Lung the exclusive use of a designated VIP gaming room, effective July 1, 2011. Pursuant to the Promoter Agreement, Sang Lung guarantees a minimum rolling chip turnover each month, and is entitled to a percentage of the total amount of rolling chips recorded each month. Sang Lung is also entitled to an allowance equal to a percentage of the amount of rolling chips recorded each month. The Promoter Agreement expires on December 31, 2011. The Company currently anticipates that the Promoter Agreement will be renewed.

Sang Lung was incorporated in Macau on March 28, 2011 and is owned by Messrs. Lam Man Pou (Chairman and Director of the Company and principal shareholder of the Company) and Vong Hon Kun (Chief Operating Officer and Director of the Company), who collectively own 100% of the equity interests of Sang Lung. Sang Lung was licensed on June 3, 2011 by the Macau SAR as a gaming promoter to promote the VIP gaming room at the Galaxy Resort and commenced operations on July 1, 2011. Pursuant to the Profit Interest Agreement, Messrs. Lam and Vong agreed to loan to Asia Gaming & Resort Limited (“AGRL”), a Hong Kong corporation and the direct wholly owned subsidiary of the Company and parent of Super Number, at least 350,000,000 Hong Kong Dollars on and after March 31, 2010 for use by AGRL for working capital and to make loans to Sang Lung and other VIP gaming promoters that have entered into agreements with other subsidiaries of AGRL. Messrs. Lam and Vong’s obligations to loan money to AGRL shall terminate at the end of the fiscal quarter that AGRL’s working capital is not less than 775,000,000 Hong Kong Dollars, exclusive of any working capital provided by Mr. Lam or Mr. Vong.

The Promoter Agreement replaces that certain promoter agreement between Sang Heng Gaming Promotion Company Limited (“Sang Heng”) and Galaxy dated May 15, 2011, pursuant to which Sang Heng performed gaming promotion services at the Iao Kun VIP Room at Galaxy Resort in exchange for a percentage of the rolling chips recorded each month. The Profit Interest Agreement replaces that certain supplementary agreement to profit interest agreement dated May 12, 2011 between Sang Heng and Kasino Fortune Investments Limited (“Kasino Fortune”), an indirect wholly owned subsidiary of the Company, pursuant to which Kasino Fortune was entitled to 100% of the profits derived by Sang Heng for the promotion of the Iao Kun VIP Room at the Galaxy Resort.

This report is hereby incorporated by reference into the Post-Effective Amendment to Registration Statement on Form F-3 (File No. 333-166860) filed by the Company with the Securities and Exchange Commission.

Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Profit Interest Agreement dated as of July 1, 2011
10.2
Translation of Gaming Promotion Contract dated June 24, 2011 (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 22, 2011	ASIA ENTERTAINMENT & RESOURCES LTD.

	By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Profit Interest Agreement dated as of July 1, 2011
10.2
Translation of Gaming Promotion Contract dated June 24, 2011 (portions of this exhibit have been omitted pursuant to a request for confidential treatment on file with the Securities and Exchange Commission)